Exhibit 12.1

McJunkin Red Man Holding Corporation

Ratio of Earnings to Fixed Charges

(in millions)

	Successor								Predecessor
	Three Months Ended						Eleven Months Ended
	March 31,		Year Ended December 31,				December 31,		One Month Ended		Year Ended December 31,
	2011(1)	2010(2)	2010(3)	2009(4)	2008		2007		January 30, 2007		2006
				(Restated)

Earnings
Pretax income (loss) from continuing operations	$(1.8)	$(18.4)	$(75.2)	$(354.8)	$406.7		$82.0		11.2		$117.9
Fixed Charges	33.9	36.0	140.3	117.0	85.2		62.1		0.1		3.2

Earnings	$32.1	$17.2	$65.1	$(237.8)	$491.9		$144.1		$11.3		$121.1

Fixed charges:
Interest expense (5)	$33.5	$35.3	$139.6	$116.5	$84.5		$61.7		$0.1		$2.8
Interest component of rental expense	0.4	0.3	0.7	0.5	0.7		0.4		—		0.4

Total fixed charges	33.9	35.6	140.3	117.0	85.2		62.1		0.1		3.2

Ratio of earning to fixed charges (6)	—	—	—	—	5.8	x	2.3	x	107.7	x	38.2	x

(1)	Earnings were insufficient to cover fixed charges by $2 million for the three months ended March 31, 2011.

(2)	Earnings were insufficient to cover fixed charges by $18 million for the three months ended March 31, 2010.

(3)	Earnings were insufficient to cover fixed charges by $75 million for the year ended December 31, 2010.

(4)	Earnings were insufficient to cover fixed charges by $355 million for the year ended December 31, 2009.

(5)	Interest expense includes original issue discount and amortization charges associated with debt issuance costs.

(6)	Certain ratios may not recompute due rounding differences.